

June 8, 2012

Via E-mail
Mr. David Fuhrman
Chief Executive Officer
Cimarron Software, Inc.
15 South 1200 East
Salt Lake City, UT 84102

>   **Re: Cimarron Software, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 14, 2012**
>   **File No. 333-181388**

Dear Mr. Fuhrman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements and the related disclosure pursuant to Rule 8-08 of Regulation S-X.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company. See Question 1 of Jumpstart Our Business Startups Act Frequently Asked Questions, available on our website at http://sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm. In addition, consider describing the extent to which any of the exemptions available to you as an emerging growth company are also available to you as a Smaller Reporting Company.

3.   It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential

investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from those imposed on fully reporting issuers.

4.   It appears reasonably likely that you will have less than five hundred record holders at your next fiscal year end and at the conclusion of the offering. As such, it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

5.   You state in Note 9 to your financial statements that the conversion price for the Series A preferred stock is $1.20 per share. Article III, section 2(c)(i) of your Articles of Amendment, filed as Exhibit 3.4, however, states that the conversion price for the Series A preferred stock is $0.83. Please explain this inconsistency.

About the Company

Use of Certain Defined Terms and Treatment of Stock Split, page 6

6.   Your heading references "treatment of stock split," however, we cannot locate any other discussion of a "stock split." Please advise or revise.

Risk Factors, page 6

General

7.   Several of your risk factors could apply to any issuer or any offering. We note, by way of example, the risk factor disclosure under the following headings:

- "Difficult economic conditions could harm our business"; and
- "Our business operations may be affected by legislative or regulatory changes."

Please revise your risk factor disclosure as necessary so that each risk factor discussion explains how the risk may affect your operations or the shares being offered. See Item 503(c) of Regulation S-K. Generic risk factor discussions that do not describe how a specific risk applies to your company or to an investment in the offering are not helpful to an understanding of the risk. Please revise as necessary.

8.   As a related matter, revise your document as necessary so that the heading for each risk factor clearly and concisely describes the related risk.

9.   Consider including risk factor disclosure describing the terms of your Series A preferred stock and how any preferential terms for the preferred stock may adversely affect holders of your common stock.

10.   We note that a single customer that is also a related party accounted for approximately 62% of your revenue in 2011 and 43% of your total revenue in 2010. Your amended filing should include risk factor disclosure that informs potential investors of this relationship. Here, and elsewhere as appropriate, disclose whether the transactions were at arm's length and if so, how this evaluation was made.

"Our growth plan is based upon Management's projection of what may happen in the future, and such predictions may not occur…", page 7

11.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Therefore, please delete references to forward-looking statements or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offering.

Risks Relating to Regulation of Our Business and Our Structure

"Our business operations may be affected by legislative or regulatory changes", page 8

12.   You discuss your uncertainty as to how government regulation may affect your ability to compete in the real estate industry. Your business is described throughout your document, however, as providing laboratory workflow systems. Please advise or revise your document throughout so as to accurately and consistently describe your business.

Risk Associated with this Offering

"Our shares will be listed for trading on the OTC Bulletin Board…", page 8

13.   You state in this risk factor heading that your shares will be listed for trading on the OTCBB. Please revise your document throughout so as to consistently describe the status of having your shares quoted on the OTCBB. In this regard, we refer to the cover page of your registration statement where you advise readers that "there can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority ("FINRA"), which operates the OTC Electronic Bulletin Board, nor can there be any assurance that such an application for quotation will be approved."

"There may be deficiencies with our internal controls that require improvements, and we will be exposed to potential risks…", page 10

14.   You should generally avoid mitigating language in risk factor discussions, such as clauses that begin with "while," "although" or "however." In this regard, we note the first sentence under this risk factor heading beginning with "While we believe that we currently have adequate internal control procedures in place…." See Staff Observation in the Review of Smaller Reporting Company IPOs, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfsmallcompanyregistration.htm.

15.   We note your belief that you currently have "adequate" internal control procedures in place. Please revise to clarify whether the internal control procedures that you currently have in place are the equivalent of internal control over financial reporting as defined in paragraph (f) of Exchange Act Rule 13a-15.

16.   Your use of the word "adequate" to describe your assessment of your internal control procedures does not provide a clear conclusion as to whether the internal control procedures and testing that you have completed can be considered "effective" as defined in paragraph (f) of Exchange Act Rule 13a-15. Internal controls over financial reporting are either effective or they are ineffective. When describing the efforts that you have made to establish the state of your internal controls over financial reporting, and any conclusion as to their effectiveness, please do not use language that suggests effectiveness if that is not your conclusion

17.   Finally, please revise this risk factor to clearly indicate that you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are an emerging growth company and/or a smaller reporting company.

"We are an 'emerging growth company' under the JOBS Act of 2012, and we cannot be certain if the reduced disclosure…", page 11

18.   We note that you have chosen to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise to further state in this risk factor that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

19.   You state that in order to meet your cash needs over the next twelve months, you may increase your credit facility. We can find no other reference to a credit facility in your

registration statement. Please advise or revise. To the extent that you have a credit facility, please provide quantitative disclosure regarding the current limit on the amount you are allowed to borrow under this credit facility and what amount, if any, has been borrowed under the credit facility. You should also describe other material terms of the credit facility such as the interest rate applied to funds borrowed under the credit facility and when you are required to pay back any funds that you have borrowed to date.

20.   We note from your disclosures that you believe the cash on hand may not be adequate to satisfy your ongoing working capital needs. Disclosure in the liquidity and capital resources section should include the minimum period of time that you will be able to conduct planned operations using currently available capital resources, and the minimum dollar amount of funding you require to conduct your proposed operations for a minimum period of one year. Quantitative information about your financial requirements and the amount on hand as of the date of your filing will help investors assess the company's financial condition and the likelihood you will be able to pursue your business plan. We refer to Item 303(a)(1) of Regulation S-K and SEC Release 33-8350.

Business and Recent Developments, page 20

21.   You state that your company was founded in 1995 "using technology based on work begun at the University of Utah Human Genome Center." Please expand this disclosure to describe in greater detail the relationship between your company and the Human Genome Center. Describe what role the work done by the Human Genome Center played in your company's development. We note that your sole executive officer and one of your directors were both involved with the Human Genome Center prior to the founding of your company.

22.   In addition, briefly describe the nature your ownership interest in the technology that is based on work begun at the University of Utah Human Genome Center. For example, any limitations or encumbrances on your ownership of the technology should be described. You should also discuss how any limitations on your ownership of the technology may affect your operations.

Certain Relationships and Related Transactions, page 28

23.   Please provide your analysis as to why the discussion contained in note 3 to your financial statements should not be included under this item pursuant to Item 404(d) of Regulation S-K.

Plan of Distribution, page 30

24.   You state that the selling stockholders may sell their shares of common stock on any stock exchange, market or trading facility on which the shares are quoted, and that such sales may be at fixed or negotiated prices. Please revise to clearly indicate that the selling shareholders may sell their shares at the fixed price of $0.50 per share until your

shares are quoted on the OTCBB. In this regard, we refer to the outside cover page of your prospectus.

Item 16. Exhibits

Exhibit 5.1

25.   Please revise the opinion of counsel as to the legality of the securities being registered so that it also opines as to whether the securities were legally issued, fully paid and non-assessable at the time the securities were acquired as described in you selling security holder disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David Fuhrman
Cimarron Software, Inc.
June 8, 2012
Page 7

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
       Lance Brunson, Esq.
       Vincent & Rees, L.C.